EDGAR Submission Header Summary

Submission Form Type	**8-K**
XBRL Filing	**No**
Period of Report	**07-29-2013**
Filer	**Kadant Inc**
CIK	**0000886346**
CCC	**xxxxxxxx**
Ticker Symbol	**kai**
Selected Exchanges	
Exchange	**NYSE**
Confirming Copy	**No**
Co-Registrants	
Item ID	
2.02 Results of Operations and Financial Condition	
9.01 Financial Statements and Exhibits	
Submission Contact	
Contact Phone Number	
Emails	**deborah.selwood@kadant.com**
	kaylee.hernandez@kadant.com

Documents

8-K	**kaiform8k7292013.htm**
	KAI FORM 8-K 07-29-2013
EX-99	**kaiform8kexhibit997292013.htm**
	KAI FORM 8-K EXHIBIT 99 07-29-2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 29, 2013

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	1-11406 (Commission File Number)	52-1762325 (IRS Employer Identification No.)
One Technology Park Drive Westford, Massachusetts (Address of Principal Executive Offices)		01886 (Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 2.02 Results of Operations and Financial Condition.

On July 29, 2013, Kadant Inc. (the "Company") announced its financial results for the fiscal quarter ended June 29, 2013. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibit

The following exhibit relating to Item 2.02 shall be deemed to be furnished and not filed.

Exhibit No	Description of Exhibit
99	Press Release issued by the Company on July 29, 2013


KADANT INC.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


KADANT INC.


Date: July 29, 2013   By   /s/ Thomas M. O'Brien

                      Thomas M. O'Brien
                      Executive Vice President and
                        Chief Financial Officer

Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports 2013 Second Quarter Results
Raises Adjusted Diluted EPS Guidance for 2013

WESTFORD, Mass., July 29, 2013 – Kadant Inc. (NYSE:KAI) reported its financial results for the second quarter ended June 29, 2013.

Second Quarter 2013 Highlights

   GAAP diluted earnings per share (EPS) from continuing operations was $0.51 in the second quarter of 2013, compared to $0.56 in the second quarter of 2012.

   Adjusted diluted EPS was $0.51 in the second quarter of 2013, excluding a gain of $0.12 on the sale of assets and acquisition-related restructuring costs of $0.12, compared to our adjusted diluted EPS guidance of $0.43 to $0.45, which excluded an estimated gain of $0.10 on the sale of assets.

   Bookings were $87 million in the second quarter of 2013, including $7 million from acquisitions, compared to $77 million in the second quarter of 2012.

   Revenues were $82 million in the second quarter of 2013, including $6 million from acquisitions, compared to $83 million in the second quarter of 2012. Our revenue guidance was $79 to $82 million, which included anticipated revenues from CBTI. Adjusting for revenues from Noss that were not included in the guidance, our adjusted revenue guidance was $81 to $84 million, which compares to our actual revenues of $82 million.

   Gross profit margins were a record 48.6% in the second quarter of 2013, up 490 basis points from the second quarter of 2012.

   Cash flows from continuing operations were $11 million in the second quarter of 2013, an increase of 30% compared to $9 million in the second quarter of 2012.

   The acquisitions of Companhia Brasileira de Tecnologia Industrial (CBTI) and certain assets of the Noss Group (Noss) were completed.

   Net cash was $48 million at the end of the second quarter.

   Cash returned to shareholders through a dividend payment and common stock repurchases was $2.8 million in the second quarter of 2013.

   Adjusted diluted EPS, adjusted diluted EPS guidance, and adjusted revenue guidance are non-GAAP measures that exclude certain items as detailed later in this press release under the heading "Use of Non-GAAP Financial Measures" and in the reconciliation tables below.

Management Commentary

"We were pleased we exceeded our diluted EPS guidance on an adjusted basis," said Jonathan W. Painter, president and chief executive officer of Kadant. "We also had excellent gross margins and cash flows in the second quarter of 2013. Gross profit margins in the second quarter of 2013 were a record 48.6 percent. Operating cash flows from continuing operations were $11.1 million in the second quarter of 2013, increasing 30 percent over the second quarter of 2012. We ended the quarter with net cash (cash less debt) of $48.5 million, an increase of 61 percent over $30.1 million in the second quarter of 2012. Significantly, our operating cash flows from continuing operations over the last twelve months were $44.0 million, reflecting the strength of our business.

"Consolidated bookings increased to $87.1 million in the second quarter compared to $77.4 million in the second quarter of 2012, including a $7.4 million increase from acquisitions and a 54 percent increase in China bookings. We ended the quarter with a strong backlog of $106.3 million, including $9.0 million from acquisitions. After the quarter closed, we booked orders for paper drying and fabric cleaning systems in Europe with a combined value of $4.4 million."

Second Quarter 2013

Kadant reported revenues of $82.2 million in the second quarter of 2013, a decrease of $0.8 million, or one percent, compared with $83.0 million in the second quarter of 2012. Revenues in the second quarter of 2013 included $6.1 million from acquisitions and a $0.6 million increase from foreign currency translation compared to the second quarter of 2012. Operating income from continuing operations was $8.4 million in the second quarter of 2013, including a $1.7 million gain on the sale of assets and a $1.9 million acquisition-related restructuring charge, compared to $9.4 million in the second quarter of 2012.

Net income from continuing operations was $5.8 million in the second quarter of 2013, or $0.51 per diluted share, compared to $6.5 million, or $0.56 per diluted share, in the second quarter of 2012. Net income from continuing operations in the second quarter of 2013 included a $1.3 million, or $0.12 per diluted share, after-tax gain on the sale of assets and a $1.3 million, or $0.12 per diluted share, after-tax restructuring charge. Adjusted net income, a non-GAAP measure, was $5.8 million, or $0.51 per diluted share, in the second quarter of 2013 compared to $6.5 million, or $0.56 per diluted share, in the second quarter of 2012.

Adjusted Net Income and Adjusted Diluted EPS Reconciliation (non-GAAP)	Three Months Ended June 29, 2013		Three Months Ended June 30, 2012	
	($ in millions)	Diluted EPS	($ in millions)	Diluted EPS
Income and Diluted EPS from Continuing Operations Attributable to Kadant, as reported	$ 5.8	$ 0.51	$ 6.5	$ 0.56
Adjustments:				
Gain on the sale of assets	(1.3)	(0.12)	-	-
Restructuring costs	1.3	0.12	-	-
Adjusted Net Income and Adjusted Diluted EPS	$ 5.8	$ 0.51	$ 6.5	$ 0.56

Guidance

"We expect to achieve GAAP diluted EPS from continuing operations of $0.47 to $0.49 in the third quarter of 2013 on revenues of $88 to $90 million," Mr. Painter continued. "Our third quarter of 2013 guidance includes estimated restructuring costs of $0.01. For the full year, we now expect revenues of $340 to $345 million, revised from our previous guidance of $336 to $343 million. We expect to achieve GAAP diluted EPS from continuing operations of $2.02 to $2.07, which includes a gain of $0.12 on the sale of assets and acquisition-related restructuring costs of $0.13. This compares to our previous GAAP diluted EPS guidance of $2.00 to $2.10, which included an estimated gain of $0.10 on the sale of assets. On an adjusted diluted EPS basis, excluding the restructuring costs and gain on sale, we are raising our guidance to $2.03 to $2.08 from our previous guidance of $1.90 to $2.00."

Conference Call

Kadant will hold a webcast with a slide presentation for investors on Tuesday, July 30, 2013, at 11 a.m. eastern time to discuss its second quarter performance, as well as future expectations. To access the webcast, including the slideshow and accompanying audio, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 877-703-6107 within the U.S., or +1-857-244-7306 outside the U.S. and reference participant passcode 83375884. Prior to the call, our earnings release and the slides used in the webcast presentation will be filed with the Securities and Exchange Commission and will be available at www.sec.gov. An archive of the webcast presentation will be available on our Web site until August 30, 2013.

Shortly after the webcast, Kadant will post its updated general investor presentation incorporating the second quarter results on its Web site at www.kadant.com under the "Investors" tab.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation, adjusted revenue guidance, adjusted operating income, adjusted net income, adjusted diluted EPS, adjusted diluted EPS guidance, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain an understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

We present increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation to provide investors insight into underlying revenue trends.

Adjusted revenue guidance for the second quarter of 2013 includes $2 million of revenues from the Noss acquisition.

Adjusted operating income and adjusted EBITDA exclude pre-tax restructuring costs of $1.9 million and a pre-tax gain on the sale of assets of $1.7 million in the three-month and six-month periods ended June 29, 2013. These items are excluded as they are not indicative of our core operating results and not comparable to other periods, which have differing levels of incremental costs or other income or none at all.

Adjusted net income and adjusted diluted EPS exclude after-tax restructuring costs of $1.3 million ($1.9 million net of tax of $0.6 million) and an after-tax gain on the sale of assets of $1.3 million ($1.7 million gain net of tax of $0.4 million) in the three-month and six-month periods ended June 29, 2013.

Adjusted diluted EPS in the three-month periods ended June 29, 2013 and June 30, 2012 was calculated using the reported weighted average diluted shares for each period.

Adjusted diluted EPS guidance for the second quarter of 2013 excludes a gain on the sale of assets of $0.10 and for the full-year 2013 excludes restructuring costs of $0.13 and a gain on the sale of assets of $0.12.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release.

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Financial Highlights (unaudited)

(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended		Six Months Ended	
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Revenues	$ 82,165	$ 82,982	$ 158,369	$ 167,095
Costs and Operating Expenses:				
Cost of revenues	42,225	46,684	82,403	92,425
Selling, general, and administrative expenses	29,445	25,490	56,395	51,633
Research and development expenses	1,852	1,393	3,556	2,925
Restructuring costs and other (income) expense, net (a)(g)	218	-	218	307
	73,740	73,567	142,572	147,290
Operating Income	8,425	9,415	15,797	19,805
Interest Income	142	74	251	168
Interest Expense	(231)	(196)	(396)	(405)
Income from Continuing Operations before Provision for Income Taxes	8,336	9,293	15,652	19,568
Provision for Income Taxes	2,492	2,705	4,459	5,843
Income from Continuing Operations	5,844	6,588	11,193	13,725
Loss from Discontinued Operation, Net of Tax	(12)	(3)	(41)	(64)
Net Income	5,832	6,585	11,152	13,661
Net Income Attributable to Noncontrolling Interest	(72)	(42)	(108)	(65)
Net Income Attributable to Kadant	$ 5,760	$ 6,543	$ 11,044	$ 13,596
Amounts Attributable to Kadant:				
Income from Continuing Operations	$ 5,772	$ 6,546	$ 11,085	$ 13,660
Loss from Discontinued Operation, Net of Tax	(12)	(3)	(41)	(64)
Net Income Attributable to Kadant	$ 5,760	$ 6,543	$ 11,044	$ 13,596
Earnings per Share from Continuing Operations Attributable to Kadant:				
Basic	$ 0.52	$ 0.57	$ 0.99	$ 1.18
Diluted	$ 0.51	$ 0.56	$ 0.98	$ 1.17
Earnings per Share Attributable to Kadant:				
Basic	$ 0.52	$ 0.57	$ 0.99	$ 1.17
Diluted	$ 0.51	$ 0.56	$ 0.98	$ 1.16
Weighted Average Shares:				
Basic	11,178	11,575	11,170	11,614
Diluted	11,331	11,679	11,299	11,704

Revenues by Product Line	Three Months Ended		Increase (Decrease)	Decrease Excluding Effect of Currency Translation (b,c)
	June 29, 2013	June 30, 2012		
Stock-Preparation	$ 28,493	$ 28,674	$ (181)	$ (453)
Doctoring, Cleaning, & Filtration (d)	27,666	27,546	120	(164)
Fluid-Handling	23,094	23,741	(647)	(715)
Papermaking Systems Segment	79,253	79,961	(708)	(1,332)
Fiber-based Products	2,912	3,021	(109)	(109)

	$ 82,165	$ 82,982	$ (817)	$ (1,441)

	Six Months Ended			Increase (Decrease) Excluding Effect of Currency Translation (b,c)
	June 29, 2013	June 30, 2012	Increase (Decrease)	
Stock-Preparation	$ 51,495	$ 61,391	$ (9,896)	$ (10,267)
Doctoring, Cleaning, & Filtration (d)	53,528	52,611	917	384
Fluid-Handling	46,627	46,109	518	531
Papermaking Systems Segment	151,650	160,111	(8,461)	(9,352)
Fiber-based Products	6,719	6,984	(265)	(265)
	$ 158,369	$ 167,095	$ (8,726)	$ (9,617)

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Sequential Revenues by Product Line

	Three Months Ended June 29, 2013	Three Months Ended March 30, 2013	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
Stock-Preparation	$ 28,493	$ 23,002	$ 5,491	$ 5,465
Doctoring, Cleaning, & Filtration (d)	27,666	25,862	1,804	1,904
Fluid-Handling	23,094	23,533	(439)	(278)
Papermaking Systems Segment	79,253	72,397	6,856	7,091
Fiber-based Products	2,912	3,807	(895)	(895)
	$ 82,165	$ 76,204	$ 5,961	$ 6,196

Revenues by Geography (e)

	Three Months Ended June 29, 2013	Three Months Ended June 30, 2012	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
North America	$ 40,350	$ 40,730	$ (380)	$ (580)
Europe	16,594	18,861	(2,267)	(2,473)
China	12,353	11,151	1,202	941
South America	7,801	5,714	2,087	2,131
Other	5,067	6,526	(1,459)	(1,460)
	$ 82,165	$ 82,982	$ (817)	$ (1,441)

	Six Months Ended June 29, 2013	Six Months Ended June 30, 2012	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
North America	$ 79,228	$ 80,429	$ (1,201)	$ (1,450)
Europe	34,167	37,901	(3,734)	(4,145)
China	23,581	23,044	537	118
South America	11,992	11,508	484	673
Other	9,401	14,213	(4,812)	(4,813)
	$ 158,369	$ 167,095	$ (8,726)	$ (9,617)

Sequential Revenues by Geography

	Three Months Ended June 29, 2013	Three Months Ended March 30, 2013	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,c)
North America	$ 40,350	$ 38,878	$ 1,472	$ 1,461
Europe	16,594	17,573	(979)	(768)
China	12,353	11,228	1,125	1,030
South America	7,801	4,191	3,610	3,666
Other	5,067	4,334	733	807
	$ 82,165	$ 76,204	$ 5,961	$ 6,196

Business Segment Information

	Three Months Ended June 29, 2013	Three Months Ended June 30, 2012	Six Months Ended June 29, 2013	Six Months Ended June 30, 2012
Gross Profit Margin:				

Papermaking Systems		48.7%		43.4%		47.8%		44.2%
Fiber-based Products		47.1%		52.8%		51.4%		54.8%
		48.6%		43.7%		48.0%		44.7%

Operating Income:

Papermaking Systems	$	11,821	$	11,772	$	21,765	$	23,876
Corporate and Fiber-based Products		(3,396)		(2,357)		(5,968)		(4,071)
	$	8,425	$	9,415	$	15,797	$	19,805

Adjusted Operating Income (c,f):

Papermaking Systems	$	12,039	$	11,772	$	21,983	$	23,876
Corporate and Fiber-based Products		(3,396)		(2,357)		(5,968)		(4,071)
	$	8,643	$	9,415	$	16,015	$	19,805

Bookings from Continuing Operations:

Papermaking Systems	$	84,857	$	74,794	$	170,485	$	149,012
Fiber-based Products		2,271		2,617		6,925		5,993
	$	87,128	$	77,411	$	177,410	$	155,005

Capital Expenditures from Continuing Operations:

Papermaking Systems	$	1,226	$	503	$	2,398	$	761
Corporate and Fiber-based Products		168		80		174		80
	$	1,394	$	583	$	2,572	$	841

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Cash Flow and Other Data from Continuing Operations	Three Months Ended		Six Months Ended		Twelve Months Ended
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012	June 29, 2013
Cash Provided by Operations	$ 11,091	$ 8,558	$ 18,072	$ 4,532	$ 43,996
Depreciation and Amortization Expense	2,475	2,029	4,428	4,272	

Balance Sheet Data			June 29, 2013	Dec. 29, 2012	
Assets					
Cash, Cash Equivalents, and Restricted Cash			$ 64,487	$ 54,553	
Accounts Receivable, net			63,025	59,359	
Inventories			54,052	42,077	
Unbilled Contract Costs and Fees			1,087	2,800	
Other Current Assets			19,749	16,804	
Property, Plant and Equipment, net			41,476	39,168	
Intangible Assets			25,995	26,095	
Goodwill			108,381	107,947	
Other Assets			10,642	10,145	
			$ 388,894	$ 358,948	
Liabilities and Shareholders' Investment					
Accounts Payable			$ 26,050	$ 23,124	
Short- and Long-term Debt			16,025	6,875	
Other Liabilities			92,437	78,982	
Total Liabilities			134,512	108,981	
Stockholders' Equity			254,382	249,967	
			$ 388,894	$ 358,948	

Adjusted Operating Income and Adjusted EBITDA Reconciliation	Three Months Ended		Six Months Ended	
	June 29, 2013	June 30, 2012	June 29, 2013	June 30, 2012
Consolidated				
Net Income Attributable to Kadant	$ 5,760	$ 6,543	$ 11,044	$ 13,596
Net Income Attributable to Noncontrolling Interest	72	42	108	65
Loss from Discontinued Operation, Net of Tax	12	3	41	64
Provision for Income Taxes	2,492	2,705	4,459	5,843
Interest Expense, net	89	122	145	237
Operating Income	8,425	9,415	15,797	19,805
Restructuring costs and other income, net (a)	218	-	218	-
Adjusted Operating Income (c)	8,643	9,415	16,015	19,805
Depreciation and Amortization	2,475	2,029	4,428	4,272
Adjusted EBITDA (c)	$ 11,118	$ 11,444	$ 20,443	$ 24,077
Papermaking Systems				
Operating Income	$ 11,821	$ 11,772	$ 21,765	$ 23,876
Restructuring costs and other income, net (a)	218	-	218	-
Adjusted Operating Income (c)	12,039	11,772	21,983	23,876
Depreciation and Amortization	2,356	1,909	4,191	4,033
Adjusted EBITDA (c)	$ 14,395	$ 13,681	$ 26,174	$ 27,909
Corporate and Fiber-based Products				
Operating Loss	$ (3,396)	$ (2,357)	$ (5,968)	$ (4,071)
Depreciation and Amortization	119	120	237	239
EBITDA (c)	$ (3,277)	$ (2,237)	$ (5,731)	$ (3,832)

(a)	Includes restructuring costs of $1,958, net of a gain of $1,740 on the sale of assets, in the three-month and six-month periods ended June 29, 2013.
(b)	Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.
(c)	Represents a non-GAAP financial measure.
(d)	This product line was formerly presented separately as doctoring, water-management, and other product lines. Prior period amounts have been recast to conform to the current presentation.
(e)	Geographic revenues are attributed to regions based on customer location.
(f)	See reconciliation to the most directly comparable GAAP financial measure under "Adjusted Operating Income and Adjusted EBITDA Reconciliation."
(g)	Includes accelerated depreciation of $307 in the six-month period ended June 30, 2012 associated with the disposal of equipment in China related to a facility consolidation.

About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry. Our stock-preparation; fluid-handling; and doctoring, cleaning, and filtration products are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our Fluid-Handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $332 million in 2012 and 1,600 employees in 17 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended March 30, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; commodity and component price increases or shortages; international sales and operations; fluctuations in our exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; our acquisition strategy; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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